Consolidated Financial Statements
For The Years Ended
December 31, 2015, 2014 and 2013

kaleo, Inc. and subsidiary

kaleo, Inc. and subsidiary

Contents

Page

Independent Auditors' Report	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Comprehensive Loss	4

Consolidated Statements of Changes in Shareholders' Equity (Deficit)	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7-27

Independent Auditors' Report

Board of Directors
kaleo, Inc. and subsidiary
Richmond, Virginia

We have audited the accompanying consolidated financial statements of kaleo, Inc. and subsidiary, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of kaleo, Inc. and subsidiary as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Richmond, Virginia
February 26, 2016

kaleo, Inc. and subsidiary
Consolidated Balance Sheets

	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$91,844,084	$96,348,056
Restricted cash	8,181,623	14,498,442
Short-term investments	—	21,241,038
Accounts receivable trade, net	405,475	—
Accounts receivable royalties/milestones	—	2,315,483
Income taxes receivable	—	6,459,881
Inventory, net	8,085,936	8,576,517
Prepaid expenses	578,571	563,951
Total current assets	109,095,689	150,003,368

Property and equipment, net	8,452,668	10,823,808

Other assets
Security and other deposits	92,992	15,492
Patents, net	2,810,618	2,701,683
Total other assets	2,903,610	2,717,175

Total assets	$120,451,967	$163,544,351

Liabilities, Redeemable Preferred Stock, and Shareholders' Deficit
Current liabilities
Accounts payable - trade	$1,500,191	$3,224,381
Accrued expenses	7,191,550	3,279,122
Accrued interest	1,568,976	1,619,267
Total current liabilities	10,260,717	8,122,770

Long-term liabilities
Other long-term liabilities	110,118	805,463
Long-term debt, net	142,696,382	146,629,136
Deferred compensation	441,989	441,989
Total long-term liabilities	143,248,489	147,876,588

Total liabilities	153,509,206	155,999,358

Commitments and contingencies (Note 10)

Redeemable preferred stock	—	22,945,750

Shareholders' deficit
Series A-1 Preferred Stock	462	462
Convertible Preferred Stock	23,921,294	—
Common stock
($0.001 par value; 17,939,140 shares authorized at December 31, 2015; issued and outstanding 6,822,659 and 6,772,159 at December 31, 2015 and 2014, respectively)	6,823	6,772
Paid-in capital	(6,913,609)	(8,241,216)
Accumulated deficit	(50,072,209)	(7,157,815)
Accumulated other comprehensive loss	—	(8,960)
Total shareholders' deficit	(33,057,239)	(15,400,757)

Total liabilities, redeemable preferred stock, and shareholders' deficit	$120,451,967	$163,544,351

The accompanying notes are an integral part of these consolidated financial statements.
2

kaleo, Inc. and subsidiary
Consolidated Statements of Operations
	Years Ended December 31,
	2015	2014	2013

Revenues
Product sales, net	$10,304,423	$2,037,569	$—
Royalties	25,426,854	19,118,066	15,305,235
Total revenues	35,731,277	21,155,635	15,305,235

Costs and expenses
Cost of goods sold	14,146,801	3,800,718	—
Research and development	7,019,345	6,906,514	8,869,021
Selling, general and administrative	35,995,168	25,013,367	8,199,404
Total costs and expenses	57,161,314	35,720,599	17,068,425

Operating loss	(21,430,037)	(14,564,964)	(1,763,190)

Other income (expense)
Interest expense	(20,012,679)	(16,556,047)	(1,559,656)
Interest income	89,905	24,990	—
Other	(104,759)	3,694	(2,985)
Other income (expense), net	(20,027,533)	(16,527,363)	(1,562,641)

Loss before income taxes	(41,457,570)	(31,092,327)	(3,325,831)

Income tax (expense) benefit	(481,280)	8,100,307	1,585,557

Net loss	$(41,938,850)	$(22,992,020)	$(1,740,274)

The accompanying notes are an integral part of these consolidated financial statements.
3

kaleo, Inc. and subsidiary
Consolidated Statements of Comprehensive Loss
	Year Ended December 31,
	2015	2014	2013

Net loss	$(41,938,850)	$(22,992,020)	$(1,740,274)
Other comprehensive income (loss)
Unrealized gain (loss) on short-term investments	8,960	(8,960)	—
Tax impact of adjustments to other comprehensive income	—	—	—
Other comprehensive income (loss)	8,960	(8,960)	—
Comprehensive loss	$(41,929,890)	$(23,000,980)	$(1,740,274)

The accompanying notes are an integral part of these consolidated financial statements.
4

kaleo, Inc. and subsidiary
Consolidated Statements of Changes in Shareholders' Equity (Deficit)

Years ended December 31, 2015, 2014 and 2013
	Series A-1 Preferred Stock	Convertible Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total

Balance (deficit) - December 31, 2012	$462	$—	$5,522	$(9,672,393)	$19,525,566	$—	$9,859,157

Dividends accrued on redeemable preferred stock	—	—	—	—	(975,544)	—	(975,544)
Stock compensation	—	—	—	204,676	—	—	204,676
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $138,080	—	—	1,006	631,000	—	—	632,006
Net loss	—	—	—	—	(1,740,274)	—	(1,740,274)

Balance (deficit) - December 31, 2013	$462	$—	$6,528	$(8,836,717)	$16,809,748	$—	$7,980,021

Dividends accrued on redeemable preferred stock	—	—	—	—	(975,543)	—	(975,543)
Stock compensation	—	—	—	373,742	—	—	373,742
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $14,986	—	—	244	221,759	—	—	222,003
Unrealized gain (loss) on short-term investments	—	—	—	—	—	(8,960)	(8,960)
Net loss	—	—	—	—	(22,992,020)	—	(22,992,020)

Balance (deficit) - December 31, 2014	$462	$—	$6,772	$(8,241,216)	$(7,157,815)	$(8,960)	$(15,400,757)

Dividends accrued on redeemable preferred stock	—	—	—	—	(975,544)	—	(975,544)
Stock compensation	—	—	—	634,521	—	—	634,521
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $0	—	—	51	66,424	—	—	66,475
Unrealized gain (loss) on short-term investments	—	—	—	—	—	8,960	8,960
Reclassification of convertible preferred stock (Note 12)	—	23,921,294	—	—	—	—	23,921,294
Reclassification of warrant (Note 12)	—	—	—	626,662	—	—	626,662
Net loss	—	—	—	—	(41,938,850)	—	(41,938,850)

Balance (deficit) - December 31, 2015	$462	$23,921,294	$6,823	$(6,913,609)	$(50,072,209)	$—	$(33,057,239)

The accompanying notes are an integral part of these consolidated financial statements.
5

kaleo, Inc. and subsidiary
Consolidated Statements of Cash Flows
	Years Ended December 31,
	2015	2014	2013

Cash flows from operating activities
Net loss	$(41,938,850)	$(22,992,020)	$(1,740,274)
Adjustments to reconcile to net cash from operating activities:
Depreciation	2,739,104	2,197,136	669,438
Amortization of patents	260,362	222,969	189,580
Amortization of debt discount	—	214,205	90,192
Amortization of debt issuance costs	709,444	673,556	58,952
Inventory reserve	6,565,528	2,981,813	—
Loss on disposal of equipment	127,255	—	2,985
Deferred taxes	—	(1,676,431)	1,191,737
Stock compensation	634,521	373,742	204,676
Change in:
Accounts receivable trade, net	(405,475)	—	—
Accounts receivable royalties	2,315,483	570,585	(2,886,068)
Other receivables	—	—	4,427
Inventory	(6,074,947)	(11,558,330)	—
Prepaid expenses	(14,620)	(404,072)	521,884
Security and other deposits	(77,500)	—	41,847
Accrued expenses	3,912,428	(167,044)	860,788
Accrued interest	(50,291)	1,477,184	—
Accounts payable- trade	(1,724,190)	1,968,014	(2,675)
Income taxes (receivable)/ payable	6,459,881	(3,824,379)	(12,026,977)
Other long-term liabilities	(68,683)	(174,246)	429,810
Net cash from operating activities	(26,630,550)	(30,117,318)	(12,389,678)

Cash flows from investing activities
Proceeds from disposal of equipment	—	—	803
Short-term investments	21,249,998	(21,249,998)	—
Patent costs	(369,297)	(491,964)	(470,826)
Purchase of property and equipment	(495,219)	(2,461,943)	(7,210,348)
Net cash from investing activities	20,385,482	(24,203,905)	(7,680,371)

Cash flows from financing activities
Proceeds from exercise of stock options/warrants, including related excess tax benefits of $0, $14,986 and $138,080, respectively	66,475	222,003	632,006
Proceeds from long-term borrowings	—	150,000,000	—
Restricted cash from long-term borrowings	—	(20,000,000)	—
Change in restricted cash (net)	6,316,819	5,501,558	—
Costs incurred for debt issuance	—	(3,085,197)	(290,046)
Payments on long-term debt	(4,642,198)	(15,529,167)	—
Net cash from financing activities	1,741,096	117,109,197	341,960

Net change in cash and cash equivalents	(4,503,972)	62,787,974	(19,728,089)

Cash and cash equivalents - beginning of year	96,348,056	33,560,082	53,288,171

Cash and cash equivalents - end of year	$91,844,084	$96,348,056	$33,560,082

Supplemental disclosure of cash flow information
Cash paid for interest (net of amounts capitalized)	$19,417,934	$13,268,490	$969,869
Cash paid for income taxes	$479,195	$5,681	$9,111,577
Cash received from refunds of income taxes paid	$6,465,673	$2,620,164	$—

Supplemental disclosure of noncash investing and financing activities
Unrealized loss on short-term investments	$(8,960)	$8,960	$—

The accompanying notes are an integral part of these consolidated financial statements.

6

kaleo, Inc. and subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2015, 2014 and 2013

Unless the context requires otherwise in these Notes to Consolidated Financial Statements, references to “Company,” “kaleo,” “we,” “us” and “our” refer to kaleo, Inc., including its consolidated subsidiary.

1.    Organization and Nature of Business

Background

kaleo, Inc., headquartered in Richmond, Virginia, is a pharmaceutical company dedicated to building innovative solutions for serious and life-threatening medical conditions. Our mission is to provide innovative solutions that empower patients to confidently take control of their medical conditions. We believe patients and caregivers are the experts on how their medical condition impacts their lives, and are an integral part of our product development process. Each kaléo product combines an established drug with an innovative delivery platform.

Auvi-Q® and Allerject® (epinephrine injection, USP)

The Company executed a license and development agreement with sanofi-aventis U.S. LLC (Sanofi) in 2009 licensing the commercialization rights in North America to a novel epinephrine auto-injector utilizing certain of the Company’s technology platforms. In 2012, the Company received notice of approval by the U.S. Food and Drug Administration (FDA) and by Health Canada of the epinephrine auto-injector under the brand names of Auvi-Q and Allerject, respectively. The Company retains full commercial rights to an epinephrine auto-injector in all rest of world territories. In January 2013, Sanofi commenced commercial sales of these products and, under the terms of the license and development agreement, the Company received double digit tiered royalties on the net sales of these products. The Company has earned and received milestones and royalties as further described in Note 3 in connection with fulfilling its obligations under the agreement.

On October 28, 2015, Sanofi announced a voluntary recall of all epinephrine auto-injectors on the market under the brand names Auvi-Q and Allerject.  The Company recognized royalties of $25.4 million in the year ended December 31, 2015 related to the epinephrine auto-injectors.  Sanofi has not reported to the Company any epinephrine auto-injector sales subsequent to September 30, 2015, and therefore, the Company has recorded no royalty revenues subsequent to that date.  Effective February 24, 2016, Sanofi and the Company executed an agreement to terminate the license and development agreement, at which time all U.S. and Canadian rights reverted to the Company.   The Company is evaluating timing and options for bringing the product back to market and, as such, is not able to assess the impact of the termination on its future cash flows.   The financial impact of the termination agreement will be accounted for by the Company in 2016.

EVZIO® (naloxone hydrochloride injection)

In April 2014, the Company received FDA approval of EVZIO and in July 2014, the Company commercially launched EVZIO in the U.S. for the emergency treatment of known or suspected opioid overdose, as manifested by respiratory and/or central nervous system depression. EVZIO is intended for immediate administration as emergency therapy in settings where opioids may be present. EVZIO is the only naloxone product with an intelligent voice and visual instruction system designed to help guide a caregiver or family member confidently through a highly stressful opioid emergency.

Pipeline

The Company continues to develop additional products for targeted therapeutic areas that leverage its intellectual property and know-how with the goal of creating personal medical products that provide superiority over the existing standards of care and improved cost effectiveness. The Company has an active pipeline of products in various stages of development across a range of therapeutic areas. The Company plans to self-commercialize certain of its pipeline products and to partner with companies on other pipeline products.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and operations of kaleo, Inc. and its wholly-owned subsidiary Accel 300, LLC (see Note 8). The financial statements are consolidated in accordance with generally accepted accounting principles in the United States (GAAP). All intercompany transactions and accounts have been eliminated.

New Accounting Pronouncements

In 2014, the Financial Accounting Standards Board (FASB) issued guidance for recognizing revenue in contracts with customers. The new guidance was initially effective for public entities for annual reporting periods beginning after December 15, 2016 and for nonpublic entities for annual reporting periods beginning after December 15, 2017. A nonpublic entity may elect early application, but no earlier than the effective date for public entities. In 2015, the FASB deferred the effective date of the new revenue standard by one year, while allowing entities to adopt the standard on its original effective date. The Company has not yet evaluated the impact this guidance would have on its financial statements.

In April 2015, the FASB issued guidance which changes the presentation of debt issuance costs in financial statements. Under the guidance an entity will present debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs continues to be reported as interest expense. The Company has adopted the guidance for its current reporting period and has retrospectively applied the new guidance to all prior periods. The adoption resulted in a decrease in long-term debt and total liabilities of $2.1 million and $2.8 million as of December 31, 2015 and 2014, respectively, with a corresponding decrease in debt issuance costs and total assets.

In July 2015, the FASB issued guidance which simplifies the measurement of inventory by using only the lower of cost or net realizable value. The guidance is effective for public and nonpublic entities for annual reporting periods beginning after December 15, 2016. The Company does not believe that adoption will have a material effect on its consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments purchased with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Restricted Cash

Cash and cash equivalents that are not immediately available to the Company due to contractual requirements are classified as restricted cash. The Company entered into a note purchase agreement with PDL BioPharma, Inc. (see Note 8). As part of this agreement, Auvi-Q royalties and a portion of EVZIO net sales are deposited into bank accounts of a wholly-owned subsidiary of the Company. Funds held in these accounts are controlled by the trustee and are used to satisfy interest and principal payments, subject to quarterly maximum caps, as well as trustee expenses. Any funds in excess of the respective quarterly cap are sent to accounts of the Company on a quarterly basis free of restrictions. Any funds maintained in bank accounts controlled by the trustee on behalf of the Company are classified as restricted cash. Changes in the account balances of restricted cash are reported in the financing activities section of the consolidated statements of cash flows.

Short-Term Investments

The Company from time to time invests in Short Term-Investments. The Company’s short-term investments consist of brokered certificate of deposits which were classified as available-for-sale investments. The Company limits the amount of credit exposure to any one financial institution or corporate issuer. The primary objectives of the Company’s investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company’s investment policy specifies credit quality standards for its investments. The maximum allowable duration of a single issue is one year. The Company’s investment portfolio is subject to interest rate risk, although limited given the nature of the investments, and will fluctuate in value in the event of a change in market interest rates. The Company does not hedge its interest rate risks, as it believes reasonably possible near-term changes in interest rates would not materially affect the Company’s results of operations, financial position or cash flows.

The Company carries available-for-sale securities at fair value, with the unrealized gains and losses, if any, reported in a separate component of shareholders’ equity classified as accumulated other comprehensive income (loss). If the Company deems the decline in value to be other-than-temporary and it intends to sell such securities before their full cost can be recovered, the Company writes down such securities to fair value and records a realized loss to other income. The Company uses significant judgment in the determination of when an other-than-temporary decline in value has occurred. The Company evaluates its short-term investments for other-than-temporary declines based on quantitative and qualitative factors. Credit losses are identified where the Company does not expect to receive cash flows sufficient to recover the amortized cost basis of a security. For the periods presented none of its investments had an other-than-temporary decline in valuation. The Company bases the cost of securities sold on the specific identification method. The Company includes realized gains and losses, if any, in other income in the accompanying consolidated statements of operations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held. Additionally, the Company has established guidelines regarding investment instruments and their maturities, which are designed to preserve principal and maintain liquidity.

Based on the Company’s operations at December 31, 2015, the primary sources of revenue and accounts receivable applicable to the Company are derived from EVZIO net sales and from royalties under the license and development agreement with Sanofi for the epinephrine auto-injector (see Notes 1 and 3). As discussed in Note 1, the license and development agreement with Sanofi was terminated, and the Company is not able to assess the impact of the termination on its future cash flows as the plan and timing for any future commercialization of Auvi-Q or Allerject have not been determined. The Company continues to develop additional products for other targeted therapeutic areas (see Note 1).

The Company’s production and assembly operations are outsourced to third-party suppliers including certain located internationally. The Company owns equipment at these third-party suppliers, including $2.4 million of net property and equipment located outside the United States at December 31, 2015. A failure to perform by these third-party suppliers could significantly impact the Company’s operations.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash, receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate their fair values due to their short maturities. Short-term investments (see Note 4) are classified as Level 1, 2 or 3 within the fair value hierarchy, as described in the accounting standards for fair value measurement as follows:

Level 1 - these valuations are based on a market approach using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment.

Level 2 - these valuations are based on a market approach using quoted prices obtained from brokers or dealers for similar securities or for securities for which the Company has limited visibility into their trading volumes. Valuations of these financial instruments do not require a significant degree of judgment.

Level 3 - these valuations are based on an income approach using certain inputs that are unobservable and are significant to the overall fair value measurement. Valuations of these products require a significant degree of judgment.

Accounts Receivable

Accounts receivable are reported in the consolidated balance sheets at outstanding amounts, less an allowance for doubtful accounts. The Company’s accounts receivable trade are recorded on gross product sales, net of estimated other allowances such as temporary discounts, prompt pay discounts, product returns, wholesaler fees and chargebacks, as described in the accounting policy for revenue recognition. At December 31, 2014, these other allowances exceeded the gross product sales accounts receivable by $213,790 and that net amount was recorded in accrued expenses on the consolidated balance sheet.

The Company extends credit without requiring collateral. The Company evaluates the collectability of accounts receivable on a regular basis and writes off uncollectible receivables when the likelihood of collection is remote. An allowance for uncollectible receivables is based upon various factors including the financial condition and payment history of customers, an overall review of collections experience on other accounts, and economic factors or events expected to affect future collections. No accounts were written off during the periods ended December 31, 2015, 2014 and 2013. No allowance for uncollectible receivables was recorded at December 31, 2015 or 2014.

Inventory

Inventory cost, which includes amounts related to materials, labor, depreciation and production overhead, is determined in a manner that approximates the first-in, first-out method. Certain components of the Company’s products are provided by a limited number of vendors. The Company’s production, assembly and distribution operations are outsourced to third-parties where substantially all of the Company’s inventory is located.

Inventory is evaluated for impairment by consideration of factors such as lower of cost or market, net realizable value, obsolescence or expiry. The Company’s inventories have carrying values that do not exceed market cost nor do they exceed net realizable value. The Company evaluates its expiry risk by evaluating current and future product demand relative to product shelf life. The Company regularly reviews its inventories for impairment and reserves are established when necessary.

Property and Equipment

Property and equipment includes costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the consolidated statements of operations. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method for financial statement purposes and on the modified accelerated cost recovery method for income tax purposes.

The estimated useful lives for property and equipment are as follows:

Furniture and equipment	3-5 years
Manufacturing equipment	5 years
Leasehold improvements	3-7 years

Accounting for the Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount. If the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized and such loss is computed based on the estimated fair value of the asset, generally determined on a discounted cash flow basis. For the periods ended December 31, 2015, 2014 and 2013, respectively, no impairment losses were recorded.

Patents

As a result of the Company’s research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. The Company capitalizes direct and incremental costs paid to third parties to create or protect patents. Patents are carried at cost less accumulated amortization which is calculated on a straight-line basis over the remaining life of the patent class which approximates its remaining useful life.

Accrued Expenses

Accrued expenses include but are not limited to estimates for unpaid compensation and bonuses, services performed and not billed and certain product sales allowances.

Research and Development Expenses

For each of the Company’s research and development (“R&D”) programs, the Company incurs both external and internal expenses. External R&D expenses include costs related to clinical and non-clinical activities performed by contract research organizations, consulting fees, laboratory services, purchases of drug product materials and third-party manufacturing development costs. Internal R&D expenses primarily includes employee-related expenses. All costs associated with research and development are expensed as incurred.

Revenue Recognition

Based on the Company’s operations and license agreement, the primary sources of revenue applicable to the Company include net sales of commercial products, upfront license payments, milestone payments and royalties on product sales. Revenue arrangements with multiple deliverables are reviewed to determine the appropriate method of revenue recognition taking into consideration a number of factors, including whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements, and whether there is a separate earnings process associated with a particular element of an agreement. Specifically, the Company accounts for each of these items as follows:

•
Gross Product Sales - The Company generally sells its commercial products to wholesale distributors, its principal customer. Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs on delivery to the customer. The Company’s product revenues consist of U.S. sales of EVZIO and are recognized once it meets all four revenue recognition criteria: persuasive evidence of an arrangement exists, delivery of products has occurred, collectability is reasonably assured, and amounts payable are fixed or determinable.

•
Product Sales Allowances - As is customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of product sales allowances in arriving at reported net product sales. When gross revenue from the sale of product is recognized, an estimate of the related product sales allowances is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the product sales allowances. The estimates of the product sales allowances take into consideration the terms of the Company’s agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product, and specific known market events. If actual future results vary from the Company’s estimates, the Company may need to adjust these estimates, which could have a material effect on product sales and earnings in the period of adjustment.

The Company’s product sales allowances include:

◦
Prompt Pay Discounts - The Company generally offers cash discounts to its customers, typically a percentage of the sales price, as an incentive for prompt payment. Based on the Company’s experience, it expects the customers to comply with the payment terms to earn the cash discount. The discount is typically reflected as a reduction to the cash payment made by the customer. The reserve for sales discounts is based on invoices outstanding. The Company assumes, based on past experience, that all available discounts will be taken.

◦
Product Returns - Under certain conditions, the Company allows customers to return product for credit. The Company’s estimate of the provision for returns is based upon historical experience and current trends of actual customer returns. Additionally, other factors are considered when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

◦	Wholesaler Fees - The Company offers contractually determined fees to certain wholesale distributors that purchase directly from the Company. Fees are accrued based on contracted rates.

◦
Chargebacks - The Company provides discounts to authorized users of the Federal Supply Schedule (FSS), Public Health Services (PHS) and certain other entities. These entities purchase products from the wholesale distributors at a discounted price, and the wholesale distributors then charge back to the Company the difference between the current retail price and the discounted price the entities paid for the product. Sales related to FSS contracts also incur an Industrial Funding Fee that the Company estimates based on estimated FSS sales. The chargeback reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at certain contract prices. The Company validates the chargeback accrual through a review of the inventory reports obtained from our largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Company’s chargeback payments. Current pricing trends and wholesaler inventory levels are monitored to ensure the liability for future chargebacks is fairly stated.

◦
Rebates - Rebates include volume related incentives to direct and indirect customers, third-party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third-party rebates is estimated based on our customers’ contracted rebate programs and the Company’s historical experience of rebates paid. Any significant changes to the customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states/authorities, contractual terms and government regulations.

◦
Patient Discount Programs - The Company offers patient discount co-pay assistance programs in which patients receive certain discounts off their prescription co-pays. The discounts, initially paid by a third party vendor, are reimbursed by the Company. To evaluate the adequacy of the co-pay reserve, the reserve is reviewed against actual data. The Company monitors its co-pay reserve and adjusts its estimates if it believes that actual payments will differ from established accruals.

◦	Temporary Discounts - The Company offered certain discounts in connection with the launch and commercial availability of EVZIO in July 2014.

The Company’s estimates related to the above gross-to-net sales adjustments require a high degree of judgment and are subject to material changes based on its experience and certain quantitative and qualitative factors.

•
Milestone payments.  Milestone payments are assessed on an individual basis and revenue is recognized from these milestone payments when earned provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination, or progress towards the culmination, of an earnings process and (iii) the milestone payment is non-refundable. Where separate milestones do not meet these criteria, the Company would default to a performance-based model, with revenue recognition following delivery of effort as compared to an estimate of total expected effort. If the collectability of a milestone payment is not reasonably assured, revenue is recognized when the cash is received.

•
Royalties. The Company recognizes revenue from royalties based on licensees’ sales of products or services using the Company’s licensed products under the respective licensing agreement. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectability is reasonably assured. If the collectability of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

Product Shipping and Handling Costs

Product shipping and handling costs are included in cost of goods sold.

Advertising Costs

Advertising costs are expensed as incurred.  Advertising expenses were $0.1 million in the year ended December 31, 2015. The Company’s advertising expenses for the years ended December 31, 2014 and 2013 were less than $0.1 million.

Share-Based Compensation

The Company measures the share-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, if any, which generally is the vesting period. Fair value of the entity’s common stock is determined based on a valuation performed by an independent third party firm to establish the exercise price for equity awards at the time of the grant. The Company uses the Black-Scholes formula to value the shares or options awarded.

Income Taxes

The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which the Company operates. This process involves the Company estimating its current tax exposure under the most recent tax laws and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheet (see Note 9).

In order for the Company to record the benefit of a tax position in its financial statements, it must determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. The determination is made on the basis of all the facts, circumstances and information available as of the reporting date. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2015.

The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If it is not considered “more likely than not” that the Company will recover its deferred tax assets, the Company will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that the Company estimates may not ultimately be recoverable.

Tax years ended December 31, 2012, 2013 and 2015 remain subject to examination by federal tax authorities. Tax years ended December 31, 2011 to 2015 remain subject to examination by certain state tax authorities. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. To date, there have been de minimis interest or penalties charged to the Company in relation to the underpayment of income taxes.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant accounting estimates include those related to the timing and amount of revenue recognition, inventory valuation, the valuation of equity instruments used in stock-based compensation, income taxes and accrued expense amounts. Actual results could differ materially from those estimates and assumptions.

Reclassifications

Certain amounts reported in prior periods have been reclassified to conform to the current year presentation.

Subsequent Events

The Company evaluated all subsequent events through February 26, 2016, the date the consolidated financial statements were available to be issued.

3.     Licensing Agreement

In 2009, the Company entered into a license and development agreement granting Sanofi exclusive rights to develop and commercialize a novel epinephrine auto-injector in North America (License Agreement) utilizing certain of the Company’s intellectual property. In exchange for these rights, the Company received a non-refundable upfront payment of $25 million and eligibility to receive development and commercialization milestones of up to $205 million as well as double digit tiered royalties on the net sales of the epinephrine auto-injector commercialized under the License Agreement in the defined field of use and territory. In addition to the non-refundable upfront payment, the Company has also earned non-refundable milestones totaling $53.2 million and royalties of $59.9 million cumulatively through December 31, 2015. The Company recognized royalties of $25.4 million, $19.1 million and $15.3 million for years ended December 31, 2015, 2014 and 2013, respectively. Under the License Agreement, the Company had responsibility for development and regulatory approval, while Sanofi has responsibility for manufacturing and commercialization. The Company also retained certain co-promotion rights in the territory.

On October 28, 2015, Sanofi announced a voluntary recall of all epinephrine auto-injectors on the market under the brand names Auvi-Q and Allerject.  The Company recognized royalties of $25.4 million in the year ended December 31, 2015 related to the epinephrine auto-injectors.  Sanofi has not reported to the Company any epinephrine auto-injector sales subsequent to September 30, 2015, and therefore, the Company has recorded no royalty revenues subsequent to that date.  Effective February 24, 2016, Sanofi and the Company executed an agreement to terminate the license and development agreement, at which time all U.S. and Canadian rights reverted to the Company.   The Company is evaluating timing and options for bringing the product back to market and, as such, is not able to assess the impact of the termination on its future cash flows.   The financial impact of the termination agreement will be accounted for by the Company in 2016.

4.    Investments

The Company holds certain investments that are required to be measured at fair value on a recurring basis. The following tables present the Company's fair value hierarchy for these financial assets:

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$91,844,084	$91,844,084	$—	$—
Restricted Cash	8,181,623	8,181,623	—	—
	$100,025,707	$100,025,707	$—	$—

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$96,348,056	$96,348,056	$—	$—
Restricted Cash	14,498,442	14,498,442	—	—
Short-Term Investments	21,241,038	—	21,241,038	—
	$132,087,536	$110,846,498	$21,241,038	$—

Cash and cash equivalents consist of balances held in checking and savings accounts as well as money market funds and are classified as Level 1 within the fair value hierarchy. Short-term investments consist of certificates of deposits, the fair value of which is derived from various sources and pricing matrices, and are classified as Level 2 within the fair value hierarchy. All short-term investments have a maturity of less than one year.

The Company considers its short-term investments to be "available for sale" and accordingly classifies them as current, as the Company can sell these investments at any time at its option. Related unrealized gains and losses are recorded as a component of accumulated other comprehensive income (loss) in the shareholders’ equity section of the accompanying consolidated balance sheet. The amount of gross unrealized gain (loss) on short-term investments was less than $0.1 million for all periods presented.

5.     Inventory and Cost of Goods Sold

The components of inventory consisted of the following as of December 31:

	2015	2014
Finished Goods	$6,563,427	$4,987,959
Semi-Finished Goods	7,412,751	3,453,700
Raw Materials	3,529,236	3,116,671
Inventory Reserve	(9,419,478)	(2,981,813)
	$8,085,936	$8,576,517

The Company began capitalizing EVZIO inventory as of the FDA approval date in April 2014. Prior to that time, the costs associated with producing EVZIO were expensed as research and development expense in the period manufactured, and accordingly are not reflected in the inventory balances shown above nor in cost of goods sold. Based on its evaluation of current and future product demand relative to product shelf life, the Company recorded inventory obsolescence reserve expense to cost of goods sold of $6.6 million, $3.0 million and zero for the years ended December 31, 2015, 2014 and 2013, respectively.

6.     Property and Equipment

Property and equipment consisted of the following as of December 31:

	2015	2014
Furniture and equipment	$361,771	$287,880
Manufacturing equipment	13,733,917	13,404,410
Leasehold improvements	124,913	130,651
Construction in progress	386,358	484,303
	14,606,959	14,307,244
Less – accumulated depreciation and amortization	(6,154,291)	(3,483,436)
	$8,452,668	$10,823,808

7.    Patents

Patents consisted of the following as of December 31:

	2015	2014
Patents	$4,243,885	$3,874,588
Less – accumulated amortization	(1,433,267)	(1,172,905)
	$2,810,618	$2,701,683

Based on the net patent balance at December 31, 2015, the annual amortization expense for each of the next five years is estimated to be $0.3 million.

8.	Debt

As part of its overall strategy, the Company evaluates its capital strategy and seeks options to raise capital at appropriate times in a manner that would not be dilutive to shareholders such as would occur if additional equity capital was raised. Accordingly, the Company obtained debt capital as described below principally to support the commercialization of EVZIO and invest in the development of pipeline products. The Company’s long- term debt, net consisted of the following as of December 31:

	2015	2014
PDL Debt	$144,828,635	$149,470,833
Debt Issuance Costs	(2,132,253)	(2,841,697)
Long-term debt, net	$142,696,382	$146,629,136

PDL Debt

In April 2014, the Company, through its subsidiary, entered into a note purchase agreement (Note Agreement) with PDL BioPharma, Inc. (PDL). To support the debt financing arrangement, the Company formed a wholly-owned subsidiary, Accel 300, LLC (Accel). Under the terms of the Note Agreement, Accel borrowed $150 million at an interest rate of 13% with a maturity date of June 1, 2029 and issued to PDL a promissory note evidencing the loan. Accel concurrently entered into a Purchase and Sale agreement with the Company for future royalty payments. The note is secured by royalty payments received by the Company on its first product (Auvi-Q in the U.S. and Allerject in Canada) and a portion of the net sales on its second product (EVZIO) (collectively, the “Revenue Interests”). Once the note is repaid, the Company will resume retaining 100% of all product royalties and net sales.

The Company is obligated to make quarterly payments under the provisions of the note subject to certain capped quarterly payment limits. The Company is required to pay interest on the outstanding principal balance each quarter. The principal balance of the note is repaid to the extent that the Revenue Interests exceed the quarterly interest payment, as limited by the respective quarterly payment cap. The Company may also prepay the note subject to certain prepayment charges which decline over the term of the note. The Company made $4.6 million of principal payments during the year ended December 31, 2015 due to the Revenue Interest exceeding the quarterly interest payments.

As discussed above, there are no minimum principal payments required prior to the final maturity of the note and the note does not contain a principal amortization schedule. The principal payments will be dependent upon the timing and amount of Revenue Interests over the term of the note. Therefore, the Company has reported all of the debt as long-term until such time as the Company has available information or commitments supporting the timing of principal payments based on the level of Revenue Interests.

As discussed in Note 1, the license and development agreement with Sanofi was terminated.  The Company is not able to assess the impact on its future cash flows as the plan and timing for any future commercialization of Auvi-Q or Allerject have not been determined.   While the Company remains in compliance with the terms of the Note Agreement, the timing of future principal payments on the Note Agreement may be negatively impacted by the reduction in the Revenue Interests due to the cessation of royalty payments from Sanofi.

At closing, certain bank accounts were established by Accel with a trustee to service the note, including an interest reserve account in which $20 million of the proceeds from the loan was deposited. The funds in the interest reserve account are used to satisfy the repayment of interest on the note over its term if there is a shortfall from the Revenue Interests described above, and such funds are not required to be replenished once used. Any funds maintained in the bank accounts controlled by the trustee are classified as restricted cash on the consolidated balance sheets and are legally not immediately available to the Company (see Note 2). The initial $20 million deposited in the interest reserve account is reported in the financing activities section of the consolidated statements of cash flows as a reduction to the $150 million of gross proceeds received from issuing the debt since those funds are restricted as to use. Subsequent changes in the balance of the interest reserve account and other bank accounts controlled by the trustee are also reflected in the financing activities section of the consolidated statements of cash flows as changes in restricted cash. As of December 31, 2015 and 2014, there was $8.2 million and $14.5 million, respectively, in the interest reserve account.

The note specifies certain reporting requirements to PDL and contains covenants for the Company and its subsidiary. The Company may not assign, pledge or sell its rights to royalty streams already pledged for the service of the PDL note. The Company pledged to the trustee as security for the note all of its equity ownership in Accel. Accel may not issue additional debt or equity interests or engage in any business other than collecting and remitting royalty payments for Auvi-Q/Allerject and receiving and remitting a portion of the net sales of EVZIO and must maintain a separate legal existence. The Company and its subsidiary were in compliance with the covenants under the Note Agreement as of December 31, 2015.

The Company incurred debt issuance costs related to the Note Agreement of $3.4 million. The debt issuance costs are shown as a direct deduction from the related debt liability and are being expensed to interest expense over the period the note is outstanding. The Company is unable to estimate the fair value of the note at December 31, 2015 due to the uncertainty surrounding the future commercialization of Auvi-Q and the related impact on the note’s principal payments. The Company believes the carrying amount (excluding debt issuance costs) of the note at December 31, 2014 of $149.5 million represented the approximate fair value of the outstanding debt as of such date.

Prior Loan and Security Agreement

In 2012, the Company entered into a Loan and Security Agreement (Loan Agreement). Under the terms of the Loan Agreement, the Company borrowed $15 million at an interest rate of 11.0%. In 2014, the Company repaid the loan prior to its 2016 maturity date. In connection with the payment of the loan, interest expense in 2014 includes an end of term charge of $0.9 million and a prepayment charge of $0.3 million. In conjunction with the loan, the Company issued a warrant to purchase preferred stock of the Company to the prior loan holder as described in Note 12.

Future Principal Payments

Future contractual principal payments under the Company’s debt obligations as of December 31, 2015, were as follows:

Year	Principal Due
2016	$—
2017	—
2018	—
2019	—
2020	—
Thereafter	144,828,635
Total	$144,828,635

While there are no scheduled principal payments prior to final maturity as reflected in the table above, if the Revenue Interests exceed the specified quarterly interest amounts, principal payments will be made on the note prior to its scheduled maturity.

Interest Expense & Capitalized Interest

Interest expense on the consolidated statements of operations reflects the stated interest rate on the debt as well as amounts recorded in interest expense over the term of the debt for debt issuance costs and changes in the fair value of liabilities for warrants issued in connection with debt as described in Note 12. Interest expense in the prior years also includes the amortization of a discount, end of term fees and prepayment charges on a previous loan.

The amount of interest cost incurred during the years ended December 31, 2015, 2014 and 2013 totaled $20.0 million, $16.8 million and $2.3 million, respectively, of which approximately zero, $0.3 million and $0.7 million, respectively, was capitalized.

9.	Income Taxes

The components of income tax expense (benefit) for the respective years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
Current income taxes:
Federal	$473,555	$(5,443,928)	$(2,596,915)
State	7,725	(979,948)	(180,379)
Total	481,280	(6,423,876)	(2,777,294)
Deferred income taxes:
Federal	$—	$(1,539,042)	$1,122,404
State	—	(137,389)	69,333
Total	—	(1,676,431)	1,191,737
Total income tax expense (benefit)	$481,280	$(8,100,307)	$(1,585,557)

The following is a reconciliation between the U.S. federal statutory income tax rate and the effective income tax rate on a year-to-date basis as of:

	2015	2014	2013
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.2	3.5	3.5
Federal tax credits	-	0.3	15.8
Valuation allowance	(39.9)	(11.9)	-
Other	2.9	(0.8)	(6.6)
Effective income tax rate	1.2%	26.1%	47.7%

Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities were as follows as of December 31:

	2015	2014
Deferred tax assets
Net operating losses (NOL)	$14,264,207	$3,851,344
Inventory adjustments	3,666,527	1,908,532
Other	4,719,472	723,103
Valuation allowance	(20,362,206)	(3,713,525)
Net deferred tax asset	2,288,000	2,769,454

Deferred tax liabilities
Property and equipment, primarily depreciation	(2,181,841)	(2,533,525)
Other	(106,159)	(235,929)
Total deferred tax liability	(2,288,000)	(2,769,454)
Net deferred tax asset (liability)	$—	$—

The Company had an estimated Federal NOL carryforward of $35.1 million as of December 31, 2015, which is subject to annual limitations and will expire in 2034 and 2035.

10.	Commitments and Contingencies

Operating Leases

The Company leases certain property and equipment for use in its operations. Rental expense under the Company’s operating leases totaled approximately $0.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Approximately $0.1 million was included in other long term liabilities on the balance sheets as deferred rent at December 31, 2015 and 2014, respectively. The following table represents the Company rental payments due under its operating leases as of December 31, 2015:

	2016	2017	2018	2019	2020	Total
Future Minimum Lease Payments	$275,000	$341,000	$352,000	$362,000	$373,000	$1,703,000

Employee Agreements

The Company has entered into various employment agreements with its management team that generally provide for certain terms, including among other things, certain levels of compensation, bonuses, benefits, severance pay, equity awards, options to purchase common shares and covenants not to compete and that extend for various periods of time subject to earlier termination or renewal per the agreements. In addition, the Company entered into deferred compensation agreements in 2006 with certain then current officers of the Company. The deferred compensation payable represents unfunded, nonqualified deferred compensation for services rendered by the officers prior to July 21, 2006. The deferred compensation liability will be payable upon a change in control, as defined in the deferred compensation agreements.

Commercialization Agreement

In 2015, the Company entered into an agreement with a third party organization for certain services related to the commercialization of its EVZIO product.  The agreement provides that in exchange for these services, the Company will pay a graduated percentage of its Adjusted Net Revenue (the Commission) and a service fee.  Adjusted Net Revenue, as provided in the agreement, includes sales of the EVZIO product less related gross to net sales allowances and cost of goods sold.  The Company can terminate the agreement at any time on or after January 1, 2019, by paying an amount equal to three times the Commission paid in the preceding calendar year.   The agreement can also be terminated at any time, without payment of a termination fee, if certain calendar year Adjusted Net Revenue targets specified in the agreement are not met.    The Company records the Commission under the agreement in the period that it is earned and any amount due under the termination clause will be recorded when and if such payment is probable of being made.  The Company recorded $0.4 million of expense associated with this agreement in the year ended December 31, 2015.

Indemnification of Officers and Directors

The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The Company has a director and officer insurance policy that limits its exposure and may enable it to recover some or all of any future amounts paid.

Contingencies

From time to time, the Company may be involved in claims and other legal matters arising in the ordinary course of business, including patent litigation, product liability, and commercial litigation.  At December 31, 2015, management was not aware of any matters, individually or in the aggregate, that were expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

11.    Defined Contribution Retirement Plan

The Company has a 401(k) defined contribution plan which permits eligible employees to voluntarily contribute a portion of their compensation up to limits established by the Internal Revenue Service. The plan permits the Company to make discretionary contributions; however, the Company has made no employer contributions to the plan to date.

12.    Shareholders’ Equity and Rights of Shareholders

Certain rights and terms of each class of equity are outlined below. The capitalized terms below are defined in the Articles of Incorporation of kaleo, Inc.

Preferred Stock

Convertible Preferred Stock (previously Redeemable Convertible Preferred Stock)

The Company is subject to certain additional financial reporting requirements as a result of the reporting requirements of one of the Company’s publicly-traded shareholders in connection with that shareholder’s investment in the Company. The Company’s consolidated financial statements must be included as an exhibit to the shareholder’s annual financial statements filed with the Securities and Exchange Commission (SEC) pursuant to Rule 3-09 of Regulation S-X, which requires the Company to report certain amounts in its consolidated financial statements in accordance with SEC rules that differ in form and content from that otherwise required of private companies that comply with GAAP, including the classification of the Company’s convertible preferred stock on the consolidated balance sheet due to a prior redemption provision.

The Company’s convertible preferred stock contains provisions which gave the holders of those securities the right to cause the Company to purchase and redeem such securities for cash under certain circumstances at the Original Issue Price plus accrued dividends during the defined time period of January 1, 2013 to December 31, 2015.

Under the SEC specific guidance, redeemable equity securities which contain redemption provisions that are outside the control of the Company must be distinguished from permanent equity and reported on the face of the consolidated balance sheet in the mezzanine section between liabilities and shareholders’ equity without regard to any assessment by management as to the likelihood of such redemption feature ever being exercised. As such, for the period ended December 31, 2014, solely due to the SEC reporting requirements noted above, the Company’s convertible preferred stock amounts were reported in the mezzanine section of the consolidated balance sheet due to a redemption provision. As of December 31, 2015, due to the expiration of the redemption provisions, the Company’s convertible preferred stock amounts were reported in the equity section of the consolidated balance sheet.

The following is a summary of the Convertible Preferred Stock:

Convertible Preferred Stock Series (1)	Par Value	As of December 31, 2015		Original Issue Price	Accrued Cumulative Dividend Rate (per annum)	Conversion Percentage (2)	Accrued Dividends (3)
		Shares Authorized	Shares Issued and Outstanding				December 31, 2015	December 31, 2014
B (4)	$0.001	1,988,780	1,906,254	$2.62293	6%	65%	$2,129,979	$1,825,815
B-1 (4)	0.001	1,988,780	—	NA	6%	65%	—	—
A-3 (5)	0.001	3,689,840	3,689,840	2.16579	6%	65%	4,052,159	3,566,015
A-4 (5)	0.001	3,689,840	—	NA	6%	65%	—	—
A-2 (6)	0.001	2,737,380	2,737,380	1.11241	6%	65%	1,702,750	1,517,514
							$7,884,888	$6,909,344

(1)
At the option of the holder, the holder’s Preferred may be converted at any time into shares of Common on a one for one basis adjusted for any stock dividends, splits, and recapitalizations. No share of Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise may be reissued.

(2)
All outstanding shares of Series B/B-1, A-3/A-4, and A-2 Preferred will automatically convert into Common at the then applicable conversion price (i) if holders of the percentage noted of the outstanding shares of Series B/B-1, A-3/A-4 and A-2 Preferred voting together as a single class elect to effect such conversion or (ii) upon the closing of a firmly underwritten public offering under the Securities Act of 1933, as amended, subject to certain requirements.

(3)
The accrued dividends reflected in the table above have been recorded in shareholders’ equity as charges to retained earnings, but not paid. The amount reported on the consolidated balance sheet for each of these series of Preferred represents the proceeds from the original issuance of the applicable series of Preferred plus the amount of accrued but unpaid cumulative dividends since such issuance.

(4)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series B Preferred Conversion Price, the then existing Series B Preferred Conversion Price shall be reduced based on a weighted average formula. In the event any holder of shares of Series B Preferred does not participate in a financing triggering a reduction in the Series B Preferred Conversion Price, then each share of Series B Preferred shall automatically be converted into one share of Series B-1 Preferred and the Series B-1 Preferred Conversion Price shall not be reduced. No Series B-1 Preferred Stock has been issued.

(5)
Subject to certain exceptions, if the Company issues or sells additional shares of Common or Common deemed to be issued for an effective price less than the then effective Series A-3 Preferred Conversion Price, the then existing Series A-3 Preferred Conversion Price shall be reduced based on a weighted average formula. If any holder of shares of Series A-3 Preferred does not participate in a financing triggering a reduction in the Series A-3 Preferred Conversion Price, then each share of Series A-3 Preferred held by such holder shall automatically be converted into a share of Series A-4 Preferred and the Series A-4 Preferred Conversion Price shall not be reduced. No Series A-4 Preferred Stock has been issued.

(6)	The Series A-2 Preferred has no price based anti-dilution rights.

The changes in the balance for each series of outstanding convertible preferred stock are presented in the chart below.

Convertible Preferred Stock	Series B Preferred Stock	Series A-3 Preferred Stock	Series A-2 Preferred Stock	Total Convertible Preferred Stock
Balance at December 31, 2012	$6,217,459	$10,585,168	$4,192,036	$20,994,663
Dividends accrued	304,163	486,144	185,237	975,544
Balance at December 31, 2013	6,521,622	11,071,312	4,377,273	21,970,207
Dividends accrued	304,164	486,143	185,236	975,543
Balance at December 31, 2014	6,825,786	11,557,455	4,562,509	22,945,750
Dividends accrued	304,164	486,144	185,236	975,544
Balance at December 31, 2015	$7,129,950	$12,043,599	$4,747,745	$23,921,294

Series A-1 Preferred Stock

As of December 31, 2015, the Company had 462,000 shares of Series A-1 Preferred Stock authorized, issued and outstanding which has a par value of $0.001 and an aggregate liquidation preference of $607,502. The Series A-1 Preferred Stock is not entitled to dividends under any circumstances. In addition, so long as any shares of Series B/B-1 Preferred, Series A-3/A-4 Preferred, or Series A-2 Preferred are outstanding, the Company shall not make any distribution on or redeem the Series A-1 Preferred Stock, except in certain limited circumstances as described in the Articles of Incorporation. Shares of Series A-1 Preferred are not convertible into any other shares of stock. The Company shall have the right, the Series A-1 Call Right, to purchase all of the Series A-1 Preferred Shares in one installment for a per share purchase price equal to two times the Series A-1 Original Issue Price of $0.65747 per share. No shares of Series A-1 Preferred acquired by the Company shall be reissued.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, the Company shall distribute from its assets the amounts in the order of priority set forth below but, in each case, only to the extent that all amounts then required to be paid ranking prior thereto have been paid in full:

Order of Liquidation	Stock Series	Liquidation Preference Amount
1	B/B-1 Preferred	Original Issue Price plus unpaid accrued dividends
2	A-3/A-4 Preferred	Original Issue Price plus unpaid accrued dividends
3	A-2 Preferred	Original Issue Price plus unpaid accrued dividends
4	A-1 Preferred	2 times the Original Issue Price
5	Common Stock; B/B-1; A-3/A-4; A-2	Assets distributed ratably to each series. Preferred series would be on an as-if-converted to Common Stock basis.

Voting and Change of Control Agreement

The preferred shareholders and the common shareholders have entered into a Voting and Change of Control Agreement with the Company, which places certain restrictions on the voting of the shares, and if a change of control has been approved, requires the holders to take all necessary actions in connection with the consummation of a change of control transaction.

Right of First Refusal Agreement

The preferred shareholders and the common shareholders have entered into a Right of First Refusal Agreement with the Company in order to provide certain restrictions on the transfer of capital stock, to grant first refusal and co-sale rights to the Company and to certain of the preferred shareholders, and to provide for obligations to participate in certain sales of capital stock of the Company.

Investor Rights Agreement

The holders of Series A-2 Preferred, Series A-3/A-4 Preferred, and Series B/B-1 Preferred have entered into an Investor Rights Agreement with the Company which grants certain information and preemptive rights to these holders.

Amended and Restated Registration Rights Agreement

The Company and two major investors have entered into an Amended and Restated Registration Rights Agreement which under certain specified conditions requires the Company to register the Common Stock issuable or issued upon the conversion of the Series A-3/A-4 Preferred Stock and the Common Stock issuable or issued upon the conversion of the Series B/B-1 Preferred Stock.

Warrant

In 2012, in conjunction with a loan that was repaid in 2014, the Company issued a warrant to purchase preferred stock of the Company to the prior loan holder. The warrant is currently exercisable for 82,500 shares of Series B Preferred Stock with an exercise price of $5.00 per share. The warrant is immediately exercisable, survives the payoff of the loan and expires at the earlier of (i) ten years after the date of issuance (expiration in May 2022), or (ii) 5 years after the Company’s initial public offering, if applicable. If the Company is acquired, the warrant will terminate upon the acquisition subject to certain conditions and levels of cash consideration. Under certain conditions, if the Company has a future round of equity financing, the warrant could be modified to represent the right to purchase certain shares of the future preferred stock class.

Prior to December 31, 2015, the warrant was recorded at fair value and reported in other long-term liabilities on the Company’s consolidated balance sheet since a warrant to acquire redeemable equity which is puttable at the option of the holder must be reported as a liability. Changes in the fair value of the warrant liability were recorded as increases or decreases in interest expense. The Company used the Black-Scholes Option Method to value the warrant and based on its most recent valuation in 2015, the Company used the following assumptions: expected term of 7.4 years, a risk-free interest rate of 1.95% and expected volatility of 60%. The Company recognized a decrease of approximately $0.1 million and an increase of approximately $0.1 million and $0.2 million in interest expense due to a computed change in the fair value of the warrants during the years ended December 31, 2015, 2014 and 2013, respectively. The liability related to the warrant reflected in other long-term liabilities was $0.7 million at December 31, 2014.

On December 31, 2015, the fair value of the warrant of $0.6 million was reclassified to equity as the redemption feature on the underlying preferred stock expired.

Increase in Authorized Common Stock Shares

In 2015, the Company’s shareholders approved an amendment to the stock incentive plan to increase the number of shares of Common Stock reserved for issuance thereunder by 1,000,000 shares from 3,306,000 to 4,306,000 shares of Common Stock and an amendment to the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock of the Company by 1,000,000 from 16,939,140 to 17,939,140 shares of Common Stock.

Stock Plans

The Company has a stock incentive plan under which stock options may be granted to purchase a specified number of shares of Common Stock. Option awards are granted with an exercise price equal to the Company’s estimate of fair value of its Common Stock at the date of grant, based on a valuation performed by an independent third party firm. Options vest over various periods of time and generally may be exercised within ten years of the date of grant. Prior to 2009, the Company also issued warrants to purchase shares of Common Stock under the plan.

Under the terms of the Company’s stock incentive plan, as amended, the maximum aggregate number of Common Stock shares that may be granted under the plan is 4,306,000 shares. At December 31, 2015, there were 856,338 shares available for future issuance of Common Stock under the plan.

A summary of outstanding options and warrants is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)

Outstanding – December 31, 2014	1,578,215	$2.61
Granted	368,300	5.06
Exercised	(50,500)	1.32
Forfeited	(93,372)	4.85
Outstanding – December 31, 2015 (1)	1,802,643	3.03	6.1
Exercisable - December 31, 2015	1,214,982	$2.04	4.7

(1)	The outstanding equity awards have a range of exercise prices of $0.37 to $5.51 per share.

The weighted average grant date fair value of options issued during the year ended December 31, 2015, 2014 and 2013 was $2.93, $2.82 and $2.05, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2015, 2014 and 2013 was $0.2 million, $1.0 million and $3.2 million, respectively. As of December 31, 2015, the total intrinsic value of outstanding equity awards is $3.8 million and the total intrinsic value of the exercisable equity awards is $3.7 million.

Total compensation expense associated with equity awards of $0.6 million, $0.4 million and $0.2 million was recorded during the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, the Company anticipates recording additional compensation expense of approximately $1.5 million as these shares vest over the weighted average period of 2.6 years.

The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model. The Company used the following assumptions to value stock options granted on a year to date basis:

	2015	2014	2013
Expected volatility (1)	63%	60%	60%
Expected term (2)	6 years	5 years	6 years
Risk-free rate (3)	0.9% to 1.6%	1.5% to 1.8%	1.0% to 2.0%

(1)	The expected volatility was based on a range of small publicly traded medical device and drug delivery companies. The expected volatility is a weighted average of the grants issued during the year.

(2)
The Company uses the “simplified method” or an approach which approximates the “simplified method” to calculate its expected term. The “simplified method” calculates an expected term based on the midpoint between the vesting date and the end of the contractual term.

(3)	The risk-free rate is the United States Treasury daily yield for the expected term of the award.

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